Westsphere Asset Corporation, Inc.

“Revision”

February 8, 2006

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   205049

Attention: Amit Pande

Dear Amit,

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Filed April 15, 2005

File No. 0-32051

In response to your letter dated September 29, 2005 pertaining to the comments on the 10-KSB for fiscal year ended December 31, 2004.  We have answered these comments in the same order as listed on the letter.

Financial Statements

General

1.

We note the presented amounts for Intellectual Property in the Consolidated Balance Sheets and that you recognized a significant impairment loss related to this asset in 2004.  Please revise to disclose your accounting policy for your intangible assets, and goodwill if any, and include in a separate footnote disclosures required by paragraphs 44 to 47 of SFAS 142.

We will add the following text to the footnotes:

The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operation cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

The assets consist of intellectual property acquired in the acquisitions of E-Debit and Trac POS. The company has determined that these assets do not have a determinable useful life, and therefore are subject to review at least annually for impairment.

During 2004, the company determined that the carrying account of the intangible assets acquired in the acquisition of Trac POS exceeded their fair value, based on the estimate of future cash flows from the assets, and accordingly the company recognized an impairment loss of $563,969.

Consolidated Balance Sheets – page F-3

2.

We note that the amounts presented in stockholder’s equity section are different from those presented in the Consolidated Statement of Stockholders’ Equity on page F-5.  Please revise to present the corrected amounts.

This was an error in the edgarzation process and has been corrected.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.

Please tell us and revise to clarify how you recognize revenues from leased cash vending machines.

The company does not lease ATM machines on a long-term basis.

We will add the following text to the footnotes:

The company rents ATM machines to customers on a month-to-month basis. Revenue is recognized on rentals on a monthly basis, unless collectibility is in doubt.

4.

Please revise to include all disclosures about your leased assets required by paragraph 23 of SFAS 13.

We will revise the footnotes to contain the following:

The company rents ATM machines to customers on a month-to-month basis. The carrying value of property rented to customer as of December 31, 2004 is $35,530. Because all rental agreements are on a month-to-month basis, there are no minimum future rentals.

Note 4 – Investments, page F-10

5.

We note that you completed your acquisition of TRAC P.O.S. Processing, Inc. (TRAC POS) in July 2004.  Please revise to include disclosures required by paragraphs 51 to 56 of SFAS 141 or tell us why these disclosures are not required.

We will modify the footnotes to incorporate these disclosures.

6.

Please describe to us the nature of the intellectual property acquired in the TRAC POS step-acquisition and clarify how you determined its assigned fair value of $593,679 at the acquisition date.

The intellectual property consists of processing methods and vendor interconnects developed by Trac POS. The fair value was assigned by allocating the total fair value (evidenced by the purchase price paid) between the tangible assets and the intangible assets on the date of purchase.

7.

Please describe to us the facts and circumstances leading to the impairment loss of $491,205 related to TRAC POS intellectual property from the time of its acquisition in July 2004 to its impairment in December 2004

At the time of acquisition, the company anticipated that TRAC POS would provide an avenue for significant growth for the company. At year end 2004, the company was just beginning to integrate TRAC POS into its operations, and continued to project growing revenue for this segment. At year end 2005, the company has sufficient experience with the operations of TRAC POS to determine that there was not a competitive advantage within TRAC POS and projected that most likely the operations of the company would not be profitable.

Note 8 – Acquisition of Kan-Can Resorts Ltd., Sale of Head Lease and Mortgage Receivable, page F-12

8.

We note that you acquired Kan-Can Resorts Ltd. In October 2001.  Please clarify how you determined that you were not required to record the head lease at its estimated fair market value, citing the authoritative accounting literature you relied upon and explaining your consideration of paragraphs 36 to 46 of SFAS 141.  Provide us with a purchase price allocation table in your response.

The company did record the head lease at estimated fair value, subject to the allocation of the purchase price. Because the company sold the head lease shortly after acquisition, the best indication of fair value was the price at which it was sold. Since the acquired company had only nominal assets other than the head lease, the majority of the purchase price was allocated to the head lease. See attached work paper.

9.

Please tell us how you accounted for the sale of the head lease in November 2001, citing the authoritative accounting literature you relied upon.  Provide us recorded journal entries to support your accounting.

Because the head lease was recorded at the same value for which it was sold (see above), no gain or loss was recorded on its sale. The entry was:

The journal entry to record the sale of head lease:

    Dr. Mortgage receivable        358,243

($570,000 Canadian dollars)

    Dr. Cash                                 106,844

($170,000 Canadian dollars)

    Cr.        Head lease                               465,087

($740,000 Canadian dollars)

Note 9 – Income Taxes, page F-12

10.

We note that you do not record to deferred tax asset for estimated tax benefits resulting from U.S. net operating loss carryforwards of $435,828 since they are fully offset by a reserve.  Please tell us how you concluded that a similar reserve for estimated tax benefits resulting form Canadian net operating loss carryforwards was not required.

The company has estimated that under Canadian tax law, circumstances will allow the Canadian subsidiary to utilize the future tax benefits. However, in the event that the Canadian subsidiary incurs a tax liability, the US parent company will be allowed a credit for foreign taxes paid and there would be no tax liability for the US parent. We will modify the footnote to clarify.

Note 10 – Stock Based Compensation, page F-13

11.

We note that the presented option information does not appear to include options issued to executives that are disclosed on page 30.  Please revise to provide all disclosures required by paragraphs 45 – 48 of SFAS 123 with respect to all issuances of options.

The options issued to executives as shown on page 30 include options issued through March 30, 2005.  These options were issued during March of 2005 for current service, and will be expensed in the fiscal year 2005 year.  We have added information regarding these options to the subsequent event footnote.

Note further that the numbers of options shown on page 30 reflect pre-split shares, and these have been changed to post-split shares for consistency in presentation.

12.

We further note that options issued to executives had exercise prices significantly lower than the historical market price of your shares.  Please tell us and revise to disclose whether any stock compensation expense was recorded for these issuances, and if so, the amounts recorded in each of the periods presented.

The options were not issued at prices significantly lower than market prices. The items mentioned were quantities before the reverse split in 2004. The options price is approximately 2 times the market prices at time of issue.

Note 11 – Commitments and Contingencies, page F-13

13.

On page 16 you state that you are involved in material litigation that could have a material consequence on your financial condition.  Please revise to include disclosures about loss contingencies arising from threatened and pending litigation required by paragraphs 9 to 12 of SFAS 5 and FIN 14.

We will revise the footnotes for these items.

Note 12 – Related Party transactions, page F-14

14.

We note several mentions of related party transactions throughout the filing including the face of the financial statements but minimal disclosures about these transactions in this footnote.  Please revise to provide the disclosures required by paragraphs 2-4 of SFAS 57.

We will revise the footnotes for these items.

15.

Please revise Item 12 – Certain Relationships and Related Transactions, on page 33 to provide the disclosures required by Item 404 of Regulation S-B.

All of the related party transactions that Westsphere and its subsidiaries have had with its executive officers, directors, nominees for election as a director, security holders named in response to Item 403 and any member of the immediately family of the foregoing are exempt from disclosure under Item 404 of Regulation S-B due to the fact that none of such transactions were in excess $60,000 (see Item 404 (b)(4)).

In connection with responding to your comments, we acknowledging that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should additional information is requires, please feel free to contact me directly at 403-290-0264 or fax 403-290-1266.

Regards,

Kim Law

Chief Financial Officer

cc.

Douglas N. Mac Donald, CEO

Steve Mc Collom, External Auditor